
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

November 18, 2009

Mr. David R. Callen
Vice President, Finance and Treasurer, Ethan Allen Interiors, Inc.
Ethan Allen Drive
Danbury, CT 06811

Re: **Ethan Allen Interiors, Inc.**
           Form 10-K for the fiscal year ended June 30, 2009
           Definitive Proxy Statement on Schedule 14A Filed October 15, 2009
           File No. 1-11692

Dear Mr. Callen:

We have reviewed your filings and your responses to our letter dated October 15, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Definitive Proxy Statement</u>

Compensation Discussion and Analysis, page 12

1.   We note that the named executives were granted stock options and, in the case of Mr. Kathwari, restricted stock; however, your Compensation Discussion and Analysis provides no analysis as to how the ultimate level of these equity awards was determined and how the performance of the named executives was measured. For each named executive officer, please provide in your future filings a substantive analysis and insight into why the compensation committee determined that the levels of equity compensation were appropriate in light of the factors considered in deriving those payouts. Please refer to Items 402(b)(2)(i)-(iv) and (vii) of Regulation S-K.

Summary Compensation Table, page 16

2.   In future filings, please disclose the reasons for the reductions in base salary. Please refer to Item 402(b)(2)(ix) of Regulation S-K.

3.   In future filings, please include a footnote describing all assumptions made in the valuation of the stock and option awards granted to your named executive officers by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. See the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Outstanding Equity Awards at Fiscal Year End, page 19

4.   In future filings, please disclose by footnote to the applicable columns the vesting dates of option and stock awards held at fiscal year end for all of the named executive officers. See Instruction 2 to Item 402(f)(2) of Regulation S-K.

Director Compensation, page 25

5.   In future filings, please disclose in a footnote the grant date fair value of each award computed in accordance with SFAS 123R and the assumptions made in the valuation(s) by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. Also disclose the aggregate number of stock awards outstanding at fiscal year end. See the Instruction to Item 402(k)(2)(iii)and (iv) and the Instruction to Item 402(k) of Regulation S-K.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

        If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Edward M. Kelly, Senior Counsel, at (202) 551-3728, Craig Slivka, Special Counsel, at (202) 551-3729 or to the undersigned at (202) 551-3768.

                                Sincerely,

                                John Cash
                                Branch Chief